UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                     ONLINE VACATION CENTER HOLDINGS CORP.
                     -------------------------------------
                                (Name of Issuer)

                        Common Stock - $0.0001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                  68275E 10 4
                                  -----------
                                 (CUSIP Number)


                                Edward B. Rudner
                         1801 NW 66th Avenue, Suite 102
                            Plantation, Florida 33313
                                 (954) 377-6400
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 15, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                                    SCHEDULE 13D
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
CUSIP No.   68275E 10 4                                                                                    Page 2 of 7 Pages
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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William A Cataldo

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) [ ]
                                                                                                                     (b) [ ]
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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                OO/PF
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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]


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6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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         Number of             7        SOLE VOTING POWER               1,215,310

          Shares             -------------------------------------------------------------------------------------------------------
       Beneficially            8        SHARED VOTING POWER             0
         Owned by            -------------------------------------------------------------------------------------------------------

           Each                9        SOLE DISPOSITIVE POWER          1,215,310

         Reporting           -------------------------------------------------------------------------------------------------------
          Person              10        SHARED DISPOSITIVE POWER        0
           With
------------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,215,310

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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

------------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.7%

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14              TYPE OF REPORTING PERSON*

                IN
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

                                                     SCHEDULE 13D
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
CUSIP No.   68275E 10 4                                                                                    Page 3 of 7 Pages
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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Pacific Tour Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) [ ]
                                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                OO
------------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

------------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
------------------------------------------------------------------------------------------------------------------------------------

         Number of          7        SOLE VOTING POWER              1,090,310


          Shares          ---------- -----------------------------------------------------------------------------------------------
       Beneficially         8        SHARED VOTING POWER            0
         Owned by         ---------- -----------------------------------------------------------------------------------------------

           Each             9        SOLE DISPOSITIVE POWER         1,090,310

         Reporting        ---------- -----------------------------------------------------------------------------------------------
          Person           10        SHARED DISPOSITIVE POWER       0
           With
------------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,090,310

------------------------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

------------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.0%

------------------------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN
------------------------------------------------------------------------------------------------------------------------------------

                                   ATTACHMENT

                                                           CUSIP No. 68275E 10 4

Item 1.    Security and Issuer.

         This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock" or "Issuer"), of Online Vacation Center Holdings Corp., a Florida corporation (the "Company"). The principal executive offices of Company are located at 1801 N.W. 66th Avenue, Suite 102, Plantation 33313.

Item 2.    Identity and Background.

           (a) through (f):

This statement of beneficial ownership on Schedule 13D is being jointly filed by William A. Cataldo ("Cataldo") and Pacific Tour Services, Inc. ("PTS") (collectively the "Reporting Persons" or a "Reporting Parties").

           William Cataldo's principal occupation is President and Director of Aloha One, Inc. and the business address of his employer is 677 Ala Moana Boulevard, Suite 403, Honolulu Hawaii 96813. PTS and Aloha One are principally engaged in tourism services. The business address for Cataldo and PTS is Executive Center, Suite 912, 1088 Bishop Street, Honolulu, Hawaii 96813. Cataldo has voting and dispositive power over investments held by PTS and serves as its Power of Attorney. As previously filed, Exhibit 1 to this Schedule 13D is a joint filing agreement by which Cataldo and PTS have agreed to jointly file any statements required under Section 13(d) of the Exchange Act with respect to their ownership of the Common Stock. As a result, Cataldo and PTS are jointly filing this statement on Schedule 13D.

The Reporting Parties have not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cataldo is a citizen of the United States. PTS is a company incorporated under the laws of Panama.

Item 3. Source and Amount of Funds or Other Consideration.

Substantially all of the shares, which are subject of this filing, were acquired in connection with the Share Exchange Agreement by and between the Company, Online Vacation Center Holdings, Inc. and the shareholders of Online Vacation Center Holdings, Inc. dated August 25, 2005 and effective March 15, 2006. 410,000 of those shares have been sold privately since the share exchange. Cataldo Family Partners, Ltd., an entity in which Cataldo serves as general partner, purchased 75,000 shares on the open market for $62,567 between September 28, 2005 and February 16, 2006 and 50,000 shares in a private sale for $100,000. Cataldo's ownership interest excludes 589,980 shares held by the Cataldo Family Trust, a trust in which Cataldo is a beneficiary, but does not hold voting control. Cataldo holds voting control and dispositive control over PTS.

Item 4. Purpose of Transaction.

         The acquisition of substantially all of the shares of the Company was as the result of and in connection with the share exchange agreement by and between the Company, Online Vacation Center Holdings, Inc., and the shareholders of Online Vacation Center Holdings, Inc. dated August 25, 2005 and effective March 15, 2006. Pursuant to the terms of the share exchange agreement, the sole member of the board of directors of the Company resigned and Edward B. Rudner, Brian Froelich and Richard Anthony McKinnon were appointed to the board of directors of the Company. Under the terms of the share exchange agreement, the Company disposed of all of its assets and acquired a wholly owned interest in Online Vacation Center Holdings, Inc.

         Except as otherwise set forth in this item 4, the Reporting Parties have no present plans or proposals, which relate to or would result in:

         (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (ii) an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (v) any material change in the present capitalization or dividend policy of the Issuer;

         (vi) any other material change in the Issuer's business or corporate structure;

         (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (viii) causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

         (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (x)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of December 15, 2006, Cataldo beneficially owned 1,215,310 shares of Common Stock, constituting to the best of his knowledge, 6.7% of the issued and outstanding shares of Common Stock. Cataldo has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, which includes shares held by PTS. As of December 15, 2006, PTS beneficially owned 1,090,310 shares of Common Stock, constituting to the best of its knowledge, 6.0% of the issued and outstanding shares of Common Stock. PTS has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by it. Reference is made to Item 3 above.

         (c) Except as otherwise disclosed herein, the Reporting Parties have not effected any other transactions in the Common Stock during the past 60 days.

         (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this statement, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Parties and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7.    Material to be Filed as an Exhibit.

(1) Joint Filing Agreement*

(2) Share Exchange Agreement*

*Previously filed on form SC 13D on March 29, 2006.

                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned party certifies that the information set forth in this statement is true, complete and correct.


Dated: December 15, 2006                          /s/ William A. Cataldo
                                                  -------------------------
                                                  Name:  William A. Cataldo


Dated: December 15, 2006                          Pacific Tour Services, Inc.

                                                  By:/s/William A. Cataldo
                                                  -------------------------
                                                  Name: William A. Cataldo
                                                  Its: Power of Attorney



































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